Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

June 29, 2017

VIA EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Ms. Dobelbower:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on June 7, 2017 regarding post-effective amendment no. 599 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 600 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) (the “Amendment”). The Amendment was filed on April 21, 2017 to register a new series of the Trust: the PowerShares S&P 500 Minimum Variance Portfolio (formerly, the PowerShares S&P 500 Minimum Volatility Portfolio) (the “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Fund’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

June 29, 2017

1.	Comment:	In the section “Summary Information—Principal Investment Strategies,” disclose if the Underlying Index (and therefore, the Fund) is concentrated in a sector as of the date of the prospectus. If so, disclose any principal risks of investing in the Fund resulting from that specific sector concentration.

	Response:	We confirm that, as of the date of the prospectus, neither the Underlying Index nor the Fund is concentrated in a specific sector.

2.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—S&P 500® Minimum Volatility Index,” the disclosure states that the Underlying Index is rebalanced semiannually. Please disclose whether the Fund is rebalanced in connection with the Underlying Index’s scheduled rebalances.

	Response:	We have revised the disclosure to indicate that the Fund, in seeking to track the returns of the Underlying Index, rebalances its holdings in connection with the Underlying Index’s semiannual rebalances. The disclosure reads as follows:

The Underlying Index is rebalanced twice a year. S&P DJI will add or remove securities from the Underlying Index only at the time of the semi-annual rebalancing. However, if a constituent security is removed from the S&P 500® Index, S&P DJI will remove the security simultaneously from the Underlying Index. The Fund is rebalanced in accordance with the Underlying Index.

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We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Michael Insalaco, senior counsel at Invesco, at (713) 214-1898 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.
Michael Insalaco, Esq.
Abigail Murray, Esq.
Alan Goldberg, Esq.
Eric Purple, Esq.